                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                                (Rule 13d-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS

                      FILED PURSUANT TO RULE 13d-1(a) AND

              AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 1)

                             SBS Broadcasting S.A.
               (formerly Scandinavian Broadcasting System S.A.)
                               (Name of Issuer)

                         Common Shares par value $1.50
                        (Title of Class of Securities)

                                  L8137F-10-2
                                (CUSIP Number)

                               Ton Tuijten, Esq.
                                General Counsel
                     United Pan-Europe Communications N.V.
                           Frederik Roeskestraat 123
                               1070 BT Amsterdam
                                The Netherlands
                               (31) 20-778-9840

                               Legal Department
                             UnitedGlobalCom, Inc.
                             4623 South Ulster St.
                               Denver, Colorado
                           United States of America
                                (303) 770-4001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 March 9, 2000
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e). 13d(1(f) or 13d-1(g), check the following box.

                        (Continued on following pages)

                            (Page 1 of ____ Pages)

--------------------------------------------------------------------------------
    (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): United Pan-Europe Communications N.V.
          98-0191997


--------------------------------------------------------------------------------
    (2)   Check the Appropriate Box if a Member of a Group (See Instructions)
       (a)
       (b)   X


--------------------------------------------------------------------------------
    (3)   SEC Use Only


--------------------------------------------------------------------------------
    (4)   Source of Funds (See Instructions): WC


--------------------------------------------------------------------------------
    (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)


--------------------------------------------------------------------------------
    (6)   Citizenship or Place of Organization: The Netherlands


--------------------------------------------------------------------------------

                        (7)  Sole Voting Power                   6,000,000


Number of Shares        --------------------------------------------------------
                        (8)  Shared Voting Power                 0

Beneficially Owned by
                        --------------------------------------------------------
                        (9)  Sole Dispositive Power              6,000,000
Each Reporting  Person

                        --------------------------------------------------------
                        (10) Shared Dispositive Power            0
With

                        --------------------------------------------------------

    (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          6,000,000(1)

--------------------------------------------------------------------------------
    (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11) 23.5%

--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions): CO

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------
     (1)UnitedGlobalCom, Inc. owns 54.9% of the issued and outstanding voting securities of United Pan-Europe Communications N.V.

--------------------------------------------------------------------------------

     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only): UnitedGlobalCom., Inc. (formerly known as United International Holdings, Inc.) 84-1116217


--------------------------------------------------------------------------------
     (2)   Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b) X

--------------------------------------------------------------------------------
     (3)   SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds (See Instructions): WC

--------------------------------------------------------------------------------
     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization: Delaware

--------------------------------------------------------------------------------

                        (7)  Sole Voting Power              6,000,000


Number of Shares        --------------------------------------------------------
                        (8)  Shared Voting Power            0

Beneficially Owned by
                        --------------------------------------------------------
                        (9)  Sole Dispositive Power         6,000,000
Each Reporting  Person

                        --------------------------------------------------------
                        (10) Shared Dispositive Power       0
With

                        --------------------------------------------------------

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person:
          6,000,000(2)


--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)


--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11) 23.5%


--------------------------------------------------------------------------------
     (14) Type of Reporting Person (See Instructions): CO


--------------------------------------------------------------------------------


     (2)UnitedGlobalCom, Inc. owns 54.9% of the issued and outstanding voting securities of United Pan-Europe Communications N.V. Although UnitedGlobalCom has the power to elect all of the supervisory board members of United Pan-Europe Communications, the members of the supervisory board have a fiduciary duty to all shareholders of United Pan-Europe Communications and are subject to other Dutch corporate law principles as they exercise their control of United Pan-Europe Communications.

This amendment No. 1 to Schedule 13D, relates to the Common Shares, par value $1.50 per share (the "Shares") of SBS Broadcasting S.A. ("SBS") and supplements and amends the Schedule 13D dated January 27, 2000 and originally filed by the Reporting Persons with the Securities and Exchange Commission on February 7, 2000 (the "Original Schedule 13D").

Item 1.   Security and Issuer.

This Amendment No. 1 of the Original Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Shares"), of SBS.

The principal executive offices of SBS are located at 8-10 rue Marthias Handt, L-1717, Luxembourg.

Item 2.   Identity and Background.

(a) - (c) This Amendment No. 1 to the Original Schedule 13D is being filed by United Pan-Europe Communications N.V., a company organised under the laws of the Netherlands ("UPC") and UnitedGlobalCom, Inc., a Delaware Corporation ("United", and together with UPC, the "Reporting Persons"). The Agreement between the Reporting Persons relating to the joint filing of this Schedule is attached as
Exhibit 10.3.

Schedule I hereto sets forth the name, business address and present principal occupation or employment and address of any corporation or other organization in which such employment is conducted, for each of UPC's and United's directors and executive officers.

UPC owns and operates cable-based communications networks in twelve countries in Europe and Israel. It provides cable television services. Some of its systems also provide telephone and Internet access services. Its systems together have the largest number of subscribers of any group of broadband communications networks operated across Europe. UPC has systems in The Netherlands, Austria, Norway, Belgium and France. These systems are strategically located in the capital cities of Amsterdam, Vienna, Oslo, Brussels and suburban Paris. It also has systems in Israel, Malta and Eastern Europe. It is a subsidiary of United, a leading international provider of video, telephone and data services.

(d) - (e) During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Schedule I hereto sets forth the citizenship of each of the Reporting Persons' directors and executive officers.

Item 4.   Purpose of Transaction

On March 9, 2000, UPC announced that it had entered into an Exchange Offer Agreement (the "Agreement") with SBS, providing for an exchange offer (the "Offer") by UPC to acquire all outstanding Shares at a per Share price (the "Offer Price") consisting of US$40 in cash and

0.19048 shares of Ordinary Shares A of UPC. The stock portion component of the Offer Price is subject to a price adjustment or "collar" as described below.

The Offer is currently expected to commence in the third quarter after a registration statement has been filed with the U.S. Securities and Exchange Commission and declared effective and offer documents become available. The Offer will be conditioned upon receipt by UPC of Shares that, together with the approximately 23% of outstanding Shares currently held by UPC and its affiliates, represent at least 66 2/3% of the outstanding Shares on a fully diluted basis and other conditions set out in the Agreement. The stock portion of the Offer Price will be subject to a collar provision whereby SBS shareholders will receive not less than a total value of US$77.50 and not more than US$86.00 for each Share based on UPC's average closing share price on NASDAQ prevailing on the trading days ending shortly prior to the making of the Offer. Furthermore, the parties will work together to obtain the necessary and appropriate consents and approvals to proceed with the transaction. Notwithstanding the foregoing, if the average closing share price for the UPC Ordinary Shares A on NASDAQ for any consecutive ten-day period occurring from the date of the Agreement until the third business day prior to the commencement of the Offer is less than or equal to $147.00 per share, then UPC may, under certain specified circumstances, terminate the Agreement and, accordingly, not commence the Offer.

UPC has agreed for a period of six months after the completion of the Offer to use its reasonable best efforts (subject to restrictions imposed by applicable law) to cause any minority shareholders in the Company remaining after the completion of the Offer to receive promptly consideration for their Shares that it is equal to the Offer Price. The means by which UPC conducts such minority buyout will be at UPC's reasonable discretion and may include redemption, merger or other corporate actions.

Certain directors of SBS holding in the aggregate approximately 4% of the Shares have each entered into a Share Exchange Agreement with UPC, dated March 9, 2000, agreeing, among other things, to tender their Shares in the Offer.

On March 9, 2000 UPC and SBS issued a joint press release (the "Press Release") announcing the execution of the Agreement.

The Agreement, the Share Exchange Agreement and the Press Release are attached as Exhibits 10.1, 10.2 and 99.1, respectively, and are incorporated by reference herein. The descriptions of the Agreement and Share Exchange Agreement set forth above do not purport to be complete and are qualified in their entirety by reference to the provisions of such agreements.

Except as described above, UPC and United have no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors of the Company or management of the Company;

(e) any material change in the present capitalization or dividend policy of the Company;

(f)  any material change in the Company's business or corporate structure;

(g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  any action similar to any of the foregoing.

Item 6. Contracts Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby supplemented and amended by the addition of the following:

On March 9, 2000 UPC and SBS entered into the Exchange Agreement, as described in Item 4 of this Amendment No. 1 to the Original Schedule 13D.

On March 9, 2000, UPC entered into the Share Exchange Agreement with the respective shareholders named therein, as described in Item 4 of this Amendment No. 1 to the Original Schedule 13D.

Item 7.    Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby supplemented as follows:

3. Exchange Offer Agreement, dated as of March 9, 2000, by and between United Pan-Europe Communications N.V. and SBS Broadcasting S.A.

4. Share Exchange Agreement, dated as of March 9, 2000, by and between United Pan-Europe Communications N.V. and the shareholders named therein.

5. Joint Filing Agreement, dated March 9, 2000, by and between United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc.

6.   Press Release, dated March 9, 2000.

                                  SIGNATURES

After reasonable enquiry and to the extent of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



                                    UNITED PAN-EUROPE COMMUNICATIONS N.V.

                                    BY: /s/ ANTON TUIJTEN
                                        -----------------

                                    Name: ANTON TUIJTEN

                                    Title: GENERAL COUNSEL



                                    UNITEDGLOBALCOM, INC.

                                    BY: /s/ ELLEN P. SPANGLER
                                        ---------------------

                                    Name: ELLEN P. SPANGLER

                                    Title: SENIOR VICE PRESIDENT



Date: March 13, 2000

                                  SCHEDULE I

                            INFORMATION REGARDING THE
            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of the Reporting Persons. Unless otherwise indicated, each person identified below is employed by the indicated Reporting Person. The principal business address of United Pan-Europe Communications N.V. and, unless otherwise indicated, each person identified as an officer or director of United Pan-Europe Communications N.V., is Frederik Roeskestraat 123, 1070 BT Amsterdam, The Netherlands. The principal business address of UnitedGlobalCom, Inc. and, unless otherwise indicated, each person identified as an officer or director of UnitedGlobalCom, Inc. is 4643 South Ulster Street, # 1300, Denver, Colorado 80237. Unless otherwise indicated, all persons identified below are United States citizens.

                         Name                                        Present Office/Principal
                                                                     Occupation or Employment
-------------------------------------------------      ------------------------------------------------------
United Pan-Europe Communications N.V.
Supervisory Board
Michael T. Fries (1)                                   Chairman of the Supervisory Board
John P. Cole, Jr. (1)                                  Supervisory Director
Richard De Lange                                       Supervisory Director
Ellen P. Spangler (1)                                  Supervisory Director
Tina M. Wildes (1)                                     Supervisory Director

Board of Management and Executive Officers
Marc L. Schneider                                      Chairman of Board of Management and Chief
                                                       Executive Officer
John F. Riordan (2)                                    President, Vice Chairman, chello broadband
Charles H.R. Bracken (3)                               Board of Management Member and Chief
                                                       Financial Officer
Nimrod J. Kovacs                                       Board of Management Member, Managing
                                                       Director, Eastern Europe and Executive
                                                       Chairman, UPC Central Europe
Anton M. Tuijten (4)(5)                                Board of Management Member, General
                                                       Counsel
Scott Bachman                                          Managing Director, Technology and Purchasing
Andrew Barron (3)                                      Managing Director, Media
Jeroen Bergman (4)                                     Managing Director, Video and Marketing
Steven D. Butler                                       Managing Director, UPC Capital Markets and Treasurer
Sudhir Ispahani                                        Managing Director, Operations and Technology,
                                                       chello broadband
Roger Lynch                                            President and Chief Executive Officer, chello


                         Name                                        Present Office/Principal
                                                                     Occupation or Employment
-------------------------------------------------      ----------------------------------------------------
                                                       boardband
Shane O'Neill                                          Managing Director, Strategy, Acquisitions and
                                                       Corporate Development
Simon Oakes                                            Managing Director, Programming
Ian Osborne                                            Managing Director, Marketing, Sales and Portal,
                                                       chello broadband
Ray D. Samuelson                                       Managing Director, Finance and Accounting

UnitedGlobalCom, Inc.
Directors and Executive Officers
Gene W. Schneider                                      Chairman and Chief Executive Officer
Michael T. Fries                                       Director, President and Chief Operating Officer
John Malone(6)                                         Director
Curtis W. Rochelle(7)                                  Director
Mark L. Schneider(8)                                   Director
Lawrence J. DeGeorge(9)                                Director
Albert M. Carollo(10)                                  Director
John P. Cole Jr.(11)                                   Director
John F. Riordan(2)(8)                                  Director
Hank Vigil(12)                                         Director
Tina Wildes                                            Director, Senior Vice President, Administration and Development Oversight
Frederick G. Westerman                                 Chief Financial Officer
Ellen P. Spangler                                      Senior Vice President, Business and Legal Affairs, and
                                                       Secretary
Valerie L. Cover                                       Vice President and Controller
Jay Gleason                                            Assistant Controller
Michelle L. Keist                                      Assistant Secretary

----------------------------

(1)  UnitedGlobalCom, Inc. 4643 South Ulster Street, # 1300, Denver, Colorado
     80237
(2)  Irish citizen
(3)  United Kingdom citizen
(4)  Netherlands citizen
(5)  Appointed to the Board of Management on March 13, 2000
(6)  Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado
     80112
(7)  2717 Carey Avenue (82001), Cheyenne, Wyoming 82003
(8) United Pan-Europe Communications N.V., 12 Stanhope Gate, London W1756B, United Kingdom
(9)  DeG Capital Partners, 140 Intercoastal Point Drive, Jupiter, Florida 33477
(10) Sweetwater Television Co., Post Office Box 9, 602 Broadway, Rock Springs, Wyoming 82091
(11) Cole, Raywid & Braverman, 1919 Pennsylvania Ave., N.W. Washington D.C. 20006 (12) Microsoft Corporation, One Microsoft Way, Redmond, Washington 98052

                               INDEX OF EXHIBITS



Exhibit No.                                      Exhibit

    10.1 Exchange Offer Agreement, dated as of March 9, 2000, by and between United Pan-Europe Communications N.V. and SBS Broadcasting S.A.

    10.2 Share Exchange Agreement, dated March 9, 2000 by and between United Pan-Europe Communications N.V. and the shareholders named therein.

    10.3 Joint Filing Agreement, dated March 9, 2000, between United Pan-Europe Communications N.V. and UnitedGlobalCom, Inc.

    99.1                   Press Release, dated March 9, 2000